Mail Stop 3561

November 7, 2007

Via Fax & U.S. Mail

Mr. Michael Anderson
Vice President, Corporate Finance
Churchill Downs Incorporated
700 Central Avenue
Louisville, Kentucky 40208

> **Re:** **Churchill Downs Incorporated**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 12, 2007**
> **File No. 0-1469**

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief